December 12, 2023

Division of Investment Management

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Centaur Mutual Funds Trust (File Nos. 333-117597; 811-21606)

Dear Sir or Madam:

Pursuant to the Securities Exchange Act of 1934, as amended (the “1934 Act”), Section 14a-6, and Rule 14a-101 thereunder, transmitted herewith on behalf of Centaur Mutual Funds Trust (the “Trust”) is a Preliminary Proxy Statement. The purpose of the filing is to initiate the process of obtaining shareholder approval of a proposed sub-advisory agreement between DCM Advisors, LLC, USCA Asset Management LLC and the Trust for day to day management of the DCM/INNOVA High Equity Income Innovation Fund (the “Fund”), a series of the Trust.

If you have any questions or would like further information, please contact counsel at Kilpatrick Stockton, Thomas Steed at (919) 420-1832 or Skyler Shields at (336) 607-7505

Sincerely,

/s/ Paul Leone

Paul Leone

Secretary of the Trust